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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-65894

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Quantex Clearing, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Hudson Street
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John V. Iannone Jr.   (201) 706-7152
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name - if individual, state last, first, middle name)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*SEC 1410 (3-91)

Quantex Clearing, LLC
Statement of Financial Condition
December 31, 2018

Quantex Clearing, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditor's Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Income.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ]   Statement of Changes in Members Equity.
[ ]   Statement of Cash Flows.
[ ]   Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 (included above) and the Computation for
          Determination of Reserve Requirements Under Rule 15c3-3 (included above).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation.
[x]   Footnotes
[x]   An Affirmation.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
          the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[ ]   Rule 15c3-3 Exemption Report.

**   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*







AFFIRMATION

I, John V. Iannone Jr., affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Quantex Clearing, LLC (the "Company") for the year ended December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

John V. Iannone Jr.

Chief Operating & Financial Officer
Title

Subscribed and sworn
to before me

JACQUELYN DEANGELIS
Notary Public - State of New Jersey
My Commission Expires Dec 24, 2023

Quantex Clearing, LLC
Index

.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of Quantex Clearing, LLC
Hoboken, NJ

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quantex Clearing, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

New York, New York
February 25, 2019

Quantex Clearing, LLC

Statement of Financial Condition
December 31, 2018

Assets

Cash	$	3,861,629
Deposits with clearing organizations		391,707
Securities borrowed		11,996,174
Other receivables from brokers and dealers		1,052,218
Non-marketable securities		67,966
Other assets		66,722
Total assets	**$**	**17,436,416**

Liabilities and Members' Equity
Liabilities:

Securities loaned	$	11,251,324
Payable to broker-dealers		354,837
Accrued expenses and other liabilities		1,299,786
Payable to member		500,000
Subordinated loans		2,040,000
Total liabilities		**15,445,947**

Commitments

Members' equity: 1,990,469

Total liabilities and members equity	**$**	**17,436,416**

The accompanying notes are an integral part of this financial statement.

Quantex Clearing, LLC

Notes to Statement of Financial Condition
December 31, 2018

Note 1 – Organization

Quantex Clearing, LLC (the "Company") is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company's principal business activities include stock loan/stock borrow matched book business as well as acting as a finder for companies to borrow specific securities.

The Company is approved by FINRA to engage as a clearing broker for two correspondent clients with proprietary accounts; however, for the year ended December 31, 2018, the Company had not engaged in any clearing activity. The Company was organized as a limited liability company under the laws of the State of Delaware in 2010.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Other Receivables from Broker-Dealer and Reserve for Doubtful Accounts

The Company carries its other receivables from broker-dealers at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes a reserve for doubtful accounts if necessary. The Company can adjust the reserve based on multiple factors which include history of past debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. At December 31, 2018, the Company reviewed its receivables from broker-dealers and determined that all are collectible.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require.

Non-Marketable Securities

The Company owns Depository Trust & Clearing Corporation common stock. These shares are reflected as non-marketable securities. Management has determined these values to be Level 2 inputs because it has a quoted price in a market that is not active. There were no transfers of securities among levels 1, 2 or 3 during the year ended December 31, 2018.

Quantex Clearing, LLC

Notes to Statement of Financial Condition
December 31, 2018

Concentration

Substantially all the cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses on such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Safe Harbor 401K Plan

The Company currently has a Safe Harbor 401K matching plan. The matching contribution equals 100% on the first 6% of participant's compensation which is deferred as an elective deferral.

Note 3 – Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2018, the Company had net capital, as defined, of $2,858,029 which was $2,608,029 in excess of its required net capital of $250,000.

The Company did not engage in clearing activity during the year; however, the Company is approved as a clearing broker, and when it is engaged as such, the Company will be subject to SEC Rule 15c3-3. As of December 31, 2018, there was no amount of cash required to be segregated in a special reserve account for the exclusive benefit of customers.

Note 4 – Lease Commitments

The Company leases its premises pursuant to a sublease agreement accounted for as an operating lease. The sublease expires on May 31, 2021. The approximate future minimum payments required as of December 31, 2018, over the terms of the current leases are as follows:

Year Ending December 31,

2019	$	92,068
2020		94,830
2021		39,998
	$	226,896

Under FASB issued ASU 2014-09 – Leases, the new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's lease will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding

Quantex Clearing, LLC

Notes to Statement of Financial Condition
December 31, 2018

lease assets for operating leases with limited exception. The effect of grossing up the assets and liabilities as of January 1, 2019 will be approximately $211,000 respectively.

Note 5 - Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of or providing services to the Company.

Note 6 – Subordinated Loans

Under Appendix D of SEC Rule 15c3-1, FINRA has approved the subordinated loan agreement between Quantex Clearing, LLC and Somata Securities Ltd. in the amount of $1,500,000 with a maturity date of August 15, 2019. Subject to the terms and conditions, Quantex Clearing, LLC agreed to pay to the Lender a yearly interest rate of 2%. The Company is in compliance with all debt covenants as of December 31, 2018.

In addition, FINRA has approved two new subordinated loan agreements with QNTX Partners LLC and QNTX Holdings LLC each for $270,000 with a maturity date of December 10, 2019. The Company has agreed to pay the Lenders a yearly interest rate of 5%.

Note 8 – Line of Credit
The Company entered into a financing arrangement with the Bank of Montreal that permits the Company to borrow an amount up to $5,000,000, bearing interest at the rate of 3.90% annually. All borrowings are fully secured by securities pledged to the lender and are subject to repayment on demand. There was no outstanding principal balance at December 31, 2018.

Note 9 – Related Party Transaction

The Company borrowed $500,000 from a member. The funds were used for working capital and were paid back in January 2019.

Note 10 – Subsequent Events

During February 2019, the Company partially repaid to Somata Securities Ltd $1,000,000 of its subordinated loan.

There has been $335,001 in capital distributions for the period January 1, 2019 through the date that this report was issued.